UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

MIDDLEBROOK PHARMACEUTICALS, INC.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of Class of Securities)
596087106
(CUSIP Number)
Jonathan D Wasserman, Esq.
Equity Group Investments, L.L.C.
2 North Riverside Plaza, Suite 600
Chicago, Illinois 60606
312-466-3505
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 17, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	596087106

1	NAMES OF REPORTING PERSONS EGI-MBRK, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,424,242 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

44,424,242 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,424,242 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Represents (i) 32,303,030 shares of Common Stock and (ii) a warrant to purchase 12,121,212 shares of Common Stock, as further described herein.
(2) Calculated based on 98,633,110 shares of Common Stock, representing (i) 86,511,898 shares of Common Stock outstanding on October 30, 2009, as reported in the Form 10-Q of the Issuer for the period ending September 30, 2009; and (ii) 12,121,212 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to the 2008 Share Purchase Agreement.

CUSIP No.	596087106

1	NAMES OF REPORTING PERSONS EGI-Fund (08-10) Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,424,242 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

44,424,242 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,424,242 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Represents (i) 32,303,030 shares of Common Stock and (ii) a warrant to purchase 12,121,212 shares of Common Stock, as further described herein.
(2) Calculated based on 98,633,110 shares of Common Stock, representing (i) 86,511,898 shares of Common Stock outstanding on October 30, 2009, as reported in the Form 10-Q of the Issuer for the period ending September 30, 2009; and (ii) 12,121,212 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to the 2008 Share Purchase Agreement.

CUSIP No.	596087106

1	NAMES OF REPORTING PERSONS SZ Investments, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,424,242 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

44,424,242 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,424,242 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Represents (i) 32,303,030 shares of Common Stock and (ii) a warrant to purchase 12,121,212 shares of Common Stock, as further described herein.
(2) Calculated based on 98,633,110 shares of Common Stock, representing (i) 86,511,898 shares of Common Stock outstanding on October 30, 2009, as reported in the Form 10-Q of the Issuer for the period ending September 30, 2009; and (ii) 12,121,212 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to the 2008 Share Purchase Agreement.

CUSIP No.	596087106

1	NAMES OF REPORTING PERSONS Chai Trust Company, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Illinois

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,424,242 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

44,424,242 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

44,424,242 (1)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

45.0%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO
(1) Represents (i) 32,303,030 shares of Common Stock and (ii) a warrant to purchase 12,121,212 shares of Common Stock, as further described herein.
(2) Calculated based on 98,633,110 shares of Common Stock, representing (i) 86,511,898 shares of Common Stock outstanding on October 30, 2009, as reported in the Form 10-Q of the Issuer for the period ending September 30, 2009; and (ii) 12,121,212 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to the 2008 Share Purchase Agreement.

CUSIP No.	596087106
ITEM 1. Security of the Issuer.
This Amendment No. 2 to Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of MiddleBrook Pharmaceuticals, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 20425 Seneca Meadows Parkway, Germantown, Maryland 20876.
ITEM 3. Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended by adding the following as the last paragraph thereof:
On December 17, 2009, EGI-MBRK purchased 2,000,000 shares of Common Stock, in a negotiated transaction with an unaffiliated third party, at a price of $0.415 per share, for an aggregate purchase price of $830,000.00 (the “December 17, 2009 Purchase”). All funds used in the December 17, 2009 Purchase were obtained from the working capital of EGI-MBRK.
ITEM 4. Purpose of Transaction.
Item 4 of the Schedule 13D is hereby amended by adding the following as the second sentence of the first paragraph thereof:
The acquisition of the Common Stock in the December 17, 2009 Purchase has been effected solely for the purpose of investment in the Issuer.
ITEM 5. Interest in Securities of the Issuer.
Items 5(a) and (b) are hereby amended and restated in their entirety as follows:
(a) and (b) To the best knowledge of the Reporting Persons, there were 98,633,110 shares of Common Stock outstanding as of December 17, 2009, based on (i) 86,511,898 shares of Common Stock outstanding on October 30, 2009, as reported in the Form 10-Q of the Issuer for the period ending September 30, 2009; and (ii) 12,121,212 shares of Common Stock issuable upon exercise of the Warrant issued pursuant to the 2008 Share Purchase Agreement.
Based on the foregoing, and after giving effect to the December 17, 2009 Purchase, the Common Stock and the Warrant Shares (on an as-exercised basis) beneficially owned by EGI-MBRK as of December 17, 2009, as to which each of EGI-MBRK, Managing Member, SZI and Chai Trust share voting and dispositive power, represent approximately 45.0% of the issued and outstanding shares of Common Stock). No other person named in Item 2 beneficially owns any shares of Common Stock.
Item 5(c) is hereby amended by adding the following before the last sentence thereof:
See Item 3 above for information on the December 17, 2009 Purchase.

CUSIP No.	596087106
SIGNATURES
After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
DATED: December 18, 2009
EGI-MBRK, L.L.C.
EGI-FUND (08-10) INVESTORS, L.L.C.
SZ INVESTMENTS, L.L.C.
Each by: /s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Vice President
CHAI TRUST COMPANY, LLC
By: /s/ PHILIP G. TINKLER
Name: Philip G. Tinkler
Title: Chief Financial Officer
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)